SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
SOLAR TURBINES INCORPORATED SAVINGS AND INVESTMENT PLAN (Full title of the Plan)
CATERPILLAR INC. (Name of issuer of the securities held pursuant to the Plan)
100 NE Adams Street, Peoria, Illinois 61629 (Address of principal executive offices)

REQUIRED INFORMATION

Item 1.
The audited statement of net assets available for Plan benefits as of the end of the latest two fiscal years of the Plan is attached hereto as Exhibit A.

Item 2.
The audited statement of changes in net assets available for Plan benefits for each of the latest two fiscal years of the Plan is attached hereto as Exhibit B.

Item 3.
The statements required by Items 1 and 2 have been prepared in accordance with the applicable financial reporting requirements of ERISA.

Item 4.
The Consent of Independent Registered Public Accounting Firm is attached hereto as Exhibit C.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SOLAR TURBINES INCORPORATED SAVINGS AND INVESTMENT PLAN
CATERPILLAR INC. (Issuer)

June 28, 2006	By:	/s/ David B. Burritt

		Name:	David B. Burritt
		Title:	Vice President and Chief Financial Officer

Solar Turbines Incorporated
Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Participants, Investment Plan Committee
and Benefit Funds Committee of the
Solar Turbines Incorporated Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Solar Turbines Incorporated Savings and Investment Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Peoria, Illinois
June 28, 2006

EXHIBIT A
Solar Turbines Incorporated Savings and Investment Plan Statement of Net Assets Available for Benefits December 31, 2005 and 2004

(in thousands of dollars)	2005	2004

Investments
Interest in the Caterpillar Investment Trust	$88,321	$72,854
Participant loans receivable	3,248	2,627
Other investments - participant directed brokerage accounts	1,327	1,024

Total Investments	92,896	76,505
Receivables
Participant contributions receivable	1	68
Employer contributions receivable	-	17

Net assets available for benefits	$92,897	$76,590

The accompanying notes are an integral part of these financial statements.

EXHIBIT B
Solar Turbines Incorporated Savings and Investment Plan Statement of Changes in Net Assets Available for Benefits Years Ended December 31, 2005 and 2004

(in thousands of dollars)	2005	2004

Investment income
Plan interest in net investment income of Master Trust	$11,439	$9,198
Interest on participant loans receivable	159	144
Net investment income from participant directed brokerage accounts	156	89

Net investment income	11,754	9,431

Contributions
Participant	5,742	5,323
Employer	1,091	1,111

Total contributions	6,833	6,434
Deductions
Withdrawals	(4,681)	(6,729)

Increase in net assets available for benefits	13,906	9,136
Transfers
Transfers from other plans, net	2,401	28,165

Net increase in net assets available for benefits	16,307	37,301

Net assets available for benefits
Beginning of year	76,590	39,289

End of year	$92,897	$76,590

The accompanying notes are an integral part of these financial statements.

Solar Turbines Incorporated
Savings and Investment Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.	Plan Description

The following description of the Solar Turbines Incorporated Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a contributory defined contribution plan established by Solar Turbines Incorporated (the "Company"), a 100 percent-owned subsidiary of Caterpillar Inc., to enable eligible employees of the Company and its subsidiaries (the "participating employers") to accumulate funds for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended ("ERISA").

Participation
Hourly employees of the participating employers who meet certain age, service and citizenship or residency requirements are eligible to participate in the Plan. Participation commences upon an eligible employee filing an application with the Plan’s record keeper. Participating eligible employees (the "participants") may elect to make after-tax contributions to the Plan and also defer a portion of their compensation until retirement through pre-tax contributions.

Effective January 14, 2004, Solar Turbines Incorporated Union employees ceased to contribute to Part 1 of the Caterpillar Inc. Employees’ Investment Plan (“EIP Part 1”). These employees immediately became eligible to make after-tax contributions and receive matching employer contributions on these contributions in the existing Solar Turbines Incorporated Savings and Investment Plan (consistent with previous participation in EIP Part 1). The participant balances transferred from the EIP Part 1 into the Solar Turbines Incorporated Savings and Investment Plan as of January 14, 2004, were $29,647,431. Other transfers represent account balance transfers for participants who transfer to/from one plan to another plan primarily due to employment status changes.

Participant Accounts
Accounts are separately maintained for after-tax and pre-tax contributions by the Plan’s record keeper for each participant. The participant's after-tax contribution account is credited with the participant contributions, employer contributions and an allocation of Plan earnings. The participant’s pre-tax contribution account is credited with participant contributions as defined below and an allocation of Plan earnings. Allocations of earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans
The Plan provides for participant loans against eligible participants' account balances. Eligible participants obtain participant loans by filing a loan application with the Plan’s record keeper and receiving approval thereof. Loan amounts are generally limited to the lesser of $50,000 or 50 percent of the individual participant's vested account balance, with certain regulatory restrictions. Each loan shall specify a repayment period that shall not extend beyond five years. However, the five-year limit shall not apply to any loan used to acquire any dwelling unit which within a reasonable time is to be used (determined at the time the loan is made) as the principal residence of the participant. Loans bear interest at the prime interest rate plus 1 percent, as determined at the time of loan origination. Repayments, including interest, are made through after-tax payroll deductions and are credited to the individual participant's account balance. At December 31, 2005, participant loans have various maturity dates through May 22, 2015, with varying interest rates ranging from 5 to 11 percent.

Contributions
Participant contributions can be made through after-tax payroll deductions based on a percentage (2 to 6 percent) of total earnings as elected by the employee.   Participant contributions can also be made through pre-tax compensation deferral as elected by the participants and are contributed to the Plan by the participating employers. Participants who are at least 50 years old by the end of the calendar year are allowed by the Plan to make a catch-up contribution for that year. Contributions are subject to certain limitations set by the Internal Revenue Code.

Effective January 14, 2004, the Company began matching contributions to the Plan equal to 50 percent, 66-2/3 percent or 80 percent of participant after-tax contributions (up to 6 percent of earnings), based on the participant’s years of service. The Company may change the match percentage or the limit on matching contributions from time to time.

Participants direct the investment of their contributions and employer match contributions into various investment options offered by the Plan as discussed in Note 3. Participants may change their contribution elections and prospective investment elections on a daily basis and reallocate the investment of their existing account balance every seven business days.

Vesting and Distribution Provisions
Participants are immediately fully vested in all participant contributions (pre-tax and after-tax) and earnings thereon. Participants also vest immediately in the Company's matching contributions and the earnings thereon. Upon termination of employment for any reason, including death, retirement or total and permanent disability, or upon Plan termination, the vested balance in participants' accounts is distributable in a single lump sum cash payment unless the participant (or beneficiary) elects to receive Company shares in kind. The value of any full or fractional shares paid in cash will be based upon the average price per share the Trustee receives from sales of Company shares for the purpose of making the distribution. Participants also have the option to leave their vested account balance in the Plan, subject to certain limitations.

Administration
The Plan is administered by Caterpillar Inc., who is responsible for non-financial matters, and the Benefit Funds Committee of Caterpillar Inc., which is responsible for financial aspects of the Plan. Caterpillar Inc. and the Benefit Funds Committee have entered into a trust agreement with The Northern Trust Company (the "Trustee") to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan at any time to terminate the Plan subject to provisions of ERISA and provisions of the collective bargaining agreement. In the event of Plan termination, Plan assets will be distributed in accordance with the provisions of the Plan.

Plan Qualification
The Plan obtained its latest determination letter on July 7, 2000, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.	Summary of Significant Accounting Policies
Basis of Accounting The Plan's accounts are maintained on the accrual basis of accounting.

Investments
The Plan’s interest in the Caterpillar Investment Trust is valued as described in Note 4. Investments included in the self-directed fund option are valued at quoted market prices which, for registered investment companies, represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at estimated fair value consisting of principal and any accrued interest. Interest on investments is recorded as earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses
Administrative costs, including trustee fees and certain investment costs, are paid by the Company.

Withdrawals
Withdrawals are recorded when paid.

Transfers
Transfers to/from other plans generally represent account balance transfers for participants who transfer from one plan to another plan primarily due to employment status changes.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates. The Company believes the techniques and assumptions used in establishing these amounts are appropriate.

Reclassification
Certain amounts from prior years have been reclassified to conform to the current-year financial statement presentation.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. Approximately 69 percent of the Plan’s investments are invested in Caterpillar Inc. Common Stock.

3.	Investment Programs

The majority of the Plan’s assets are invested in the Caterpillar Investment Trust as discussed in Note 4, except for the self-directed fund option and participant loans receivable.

Participants can elect to have their contributions invested in any combination of the following investment fund options:

*	Caterpillar Stock Fund	*	Preferred Small Cap Growth Fund
*	Preferred Stable Principal Fund	*	US Equity Broad Index Fund
*	Preferred Short-Term Government Securities Fund	*	Preferred Mid Cap Growth Fund
*	Preferred Money Market Fund	*	Preferred International Growth Fund
*	Preferred Value Fund	*	Model Portfolio - Income
*	Preferred International Value Fund	*	Model Portfolio - Conservative Growth
*	Preferred Large Cap Growth Fund	*	Model Portfolio - Moderate Growth
*	Preferred Asset Allocation Fund	*	Model Portfolio - Growth
*	Preferred Fixed Income Fund

Each Model Portfolio contains a specific mix of the Plan’s core investments. Each portfolio’s mix of stocks and bonds is automatically rebalanced on the last business day of each calendar quarter. The targeted percentage of stocks and bonds in each of the Model Portfolios is as follows:

*	Income	20% stocks and 80% bonds
*	Conservative Growth	40% stocks and 60% bonds
*	Moderate Growth	60% stocks and 40% bonds
*	Growth	80% stocks and 20% bonds

The Caterpillar Stock Fund consists of Caterpillar Inc. common stock and a small amount of cash equivalents.

In addition, a self-directed fund option allows participants to invest in various other investments outside of the standard Plan options. Harris Direct is the custodian for funds invested through this self-directed fund option.  Investments in the participant directed brokerage account consist of registered investment companies and net investment income for the participant directed brokerage account consists of net appreciation (depreciation) in the fair value of registered investment companies.

4.	Master Trust

A portion of the Plan’s investments are in the Caterpillar Investment Trust (the "Master Trust"), which was established for the investment of the Plan and other Company sponsored retirement plans. These plans pool their investments in the Master Trust in exchange for a percentage of participation in the Trust. The assets of the Master Trust are held by The Northern Trust Company (the "Trustee").

The percentage of the Plan's participation in the Master Trust was determined based on the December 31, 2005 and 2004, fair values of net assets, as accumulated by the Trustee for the investment fund options chosen by participants of each plan. At December 31, 2005 and 2004, the Plan's interest in the net assets of the Master Trust was 2.02 percent and 1.90 percent, respectively.

The Master Trust's investments are stated at fair value. Common stock is valued at quoted market prices. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Master Trust at year-end. Common and collective trust investments are stated at unit value, which represents the fair value of the underlying investments.

The net investment income or loss of the Master Trust is reflected in the financial statements of the Plan based on the actual earnings of each investment fund as allocated to the Plan based on average investment balances throughout the year.

Details of the Master Trust net assets and significant components of the net investment income of the Master Trust are as follows:

(in thousands of dollars)	2005	2004

Investments, at fair value
Caterpillar Inc. common stock, 39,883,224 and 39,964,424 shares, respectively	$2,304,054	$1,948,465
Registered investment companies	1,626,639	1,495,349
Common and collective trusts	424,008	394,436

	4,354,701	3,838,250
Dividend and interest receivable	80	36
Other, net - pending trade sales (purchases)	8,443	(16)
Net assets of the Master Trust	$4,363,224	$3,838,270

Plan’s interest in the Master Trust	$88,321	$72,854

(in thousands of dollars)	2005	2004

Investment income
Dividends	16,575	32,832
Net appreciation in fair value of investments:
Common stock	380,583	298,996
Registered investment companies	101,749	111,831
Common and collective trusts	14,817	15,407

Net Master Trust investment income	$513,724	$459,066

Plan’s interest in net Master Trust investment income	$11,439	$9,198

On June 8, 2005, the Company’s board of directors approved a 2-for-1 stock split in the form of a 100 percent stock dividend. The stock split shares were distributed on July 13, 2005 to stockholders of record at the close of business on June 22, 2005. The share data and price per share data in the table above reflect the stock split, applied retroactively, to all periods presented.

5.	Related Parties

The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of the Company.

The Master Trust invests mainly in the Preferred Group of Mutual Funds, registered investment companies that are sponsored by Caterpillar Investment Management Ltd. (CIML), a wholly-owned subsidiary of Caterpillar Inc. The investment options available to the participants are summarized in Note 3 and include the Caterpillar Stock Fund. The Master Trust also invests in the US Equity Broad Index Fund, which is sponsored and managed by The Northern Trust Company, the Trustee for the Master Trust.

CIML manages the Preferred Short-Term Government Securities Fund while all other funds are managed by unrelated investment managers. Caterpillar Securities, Inc., a wholly-owned subsidiary of CIML, distributes the shares of the registered investment companies to the Master Trust.

6.	Subsequent Event

In October 2005, Caterpillar made the strategic decision to exit the investment management business. As a result, the Benefit Funds Committee, which oversees the financial aspects of the Company’s savings and investment plans, has selected new investment options for the Plans to replace the Preferred Group of Mutual Funds. The transition of the investment of participant balances to the new investment options was implemented after the close of the market effective May 26, 2006. The new investment options are similar in nature to those listed in Note 3. Participant accounts and future deferral elections were automatically transferred to the most similar new investment option.

7.	Reconciliation of Financial Statements to Form 5500
The following table reconciles the net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2005	2004

Net assets available for benefits per financial statements	$92,897	$76,590
Certain deemed distributions of participant loans	(142)	-

Net assets per Form 5500	$92,755	$76,590

Supplemental Schedule

SCHEDULE I
Solar Turbines Incorporated Savings and Investment Plan EIN 95-3621514 Schedule H, Line 4i - Schedule of Assets Held at End of Year December 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

*	Caterpillar Inc.	Caterpillar Investment Trust	**	$88,320,919

	Harris Direct	Participant-directed brokerage account	**	1,327,129

*	Participant loans receivable	Participant loans (various maturity dates through May 22, 2015, various interest rates ranging from 5% to 11%)	-	3,248,305

		Total Investments		$92,896,353

* Denotes party in interest.
** Cost information is not applicable for participant directed investments.

EXHIBIT C

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 2-97450, as amended, 333-37353, and 333-133275) of Caterpillar Inc. of our report dated June 28, 2006 relating to the financial statements of the Solar Turbines Incorporated Savings and Investment Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Peoria, Illinois
June 28, 2006